Exhibit 19.1

Insider Trading Policy

1.Overview
Pathward Financial, Inc. (together with its subsidiaries, unless context requires otherwise, the “Company” or “Pathward”) is a publicly traded company with common stock registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and traded on the NASDAQ Global Market (ticker = CASH). Although the Company respects the right of each director and employee of the Company and its subsidiaries, including Pathward, National Association, to engage in investment activities and encourages directors and employees to become and remain stockholders of the Company, it is important that such practices avoid any appearance of impropriety, as well as remain in full compliance with the law. The Insider Trading Policy (this “Policy”) is designed to ensure and promote compliance with applicable securities laws that prohibit certain persons who are aware of material nonpublic information about the Company from trading in securities of the Company or providing material nonpublic information to other persons who may trade on the basis of that information.

Insider trading is the buying or selling of a security by someone who has access to material nonpublic information about the issuing company. It is illegal to trade while having knowledge of material information that has not been made available to the public.

The United States Securities and Exchange Commission (“SEC”) takes insider trading very seriously and devotes significant resources to uncovering illegal transaction activity and to prosecuting offenders. Liability, including criminal liability, may extend not only to the individuals who trade on inside information, but also to their tippers, who are the people who provide such inside information. The Company and controlling persons of the Company may also be liable for violations by Company directors and employees.

This Policy assists in the education of Company personnel, sets forth guidelines for courses of action, helps preserve the reputation of the Company and its personnel for integrity and ethical conduct and protects the Company and its personnel against legal liability. Through this Policy, the Company seeks to promote compliance with applicable statutes and regulations and to avoid even the appearance of improper conduct by anyone employed by or associated with, either inside or outside, the Company.
2.Applicability
This Policy applies to all directors and employees, whether full-time, part-time or temporary, of the Company. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to

Related Persons. For purposes of this Policy, a “Related Person” with respect to any director or employee, consists of the family members of the director or employee who reside with him or her, anyone else who lives in the director or employee’s household, and any family members who do not live in the director or employee’s household but whose transactions in Company securities are directed by him or her or subject to his or her influence or control (e.g., parents or children who consult with the director or employee before engaging in any transaction in Company securities) and any entities controlled by the director or employee or for which the director or employee controls investment decisions (e.g., corporations, partnerships, trusts of which the director or employee is a grantor or trustee).
All Company directors and employees are accountable to understand, apply, define, and address the responsibilities and general working processes applicable to this Policy.

Any director, employee, or third-party contractor who knowingly or negligently violates this Policy is subject to disciplinary action up to and including termination of employment or termination of a contractual agreement. See Section 3.5 for more information on violation consequences.
3.Policy
The purpose of this Policy is to provide effective oversight and risk management of insider trading risks that could prevent the Company from achieving its goals and objectives. This Policy provides guidance to directors and employees for securities transactions involving Company stock. For purposes of this Policy, the terms “transaction” and “trade” include any transaction in Company stock, including gifts.

3.1Company Assistance and Administration
The Company’s EVP, Chief Legal and Administrative Officer (“CLAO”), or the successor to such position for Legal matters, will serve as the Insider Trading Compliance Officer to ensure all directors and employees transact in accordance with this Policy. In the CLAO’s absence, the Company’s EVP, Chief Financial Officer (“CFO”), SVP, Chief Accounting Officer, or SVP, Deputy General Counsel and Corporate Secretary will serve as the Insider Trading Compliance Officer. A director or employee who has a question about this Policy or who is unsure whether certain information is “material” or “nonpublic” should seek additional guidance from the Insider Trading Compliance Officer.

In general, all directors and employees should avoid taking personal advantage of any material nonpublic information that they may acquire, no matter how they might have acquired it. Compliance with this Policy is the personal obligation of each director and employee.

3.2General Policy
No director or employee, whether full time, part-time or temporary, of the Company shall engage in transactions in any securities, whether of the Company or of any other public company, while in possession of material nonpublic information regarding such securities. In addition, no director, employee or any Related Person (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about another company, such as a customer, supplier, vendor, or a potential party to a transaction with the Company, may engage in transactions in any securities of another publicly traded company the price of which may be affected by such information, while in possession of such material nonpublic information. No director or employee shall communicate such material nonpublic information to any person who might use such information to purchase or sell securities, so-called “tipping.”

Material Information. Generally speaking, information is deemed “material” where there is a substantial likelihood that a reasonable investor could consider the information important in deciding whether to buy or sell the securities in question, or where the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available. Where the nonpublic information relates to a possible or contingent event, materiality depends upon a balancing of both the probability that the event will occur and the anticipated magnitude of the event in light of the totality of a company’s activities. Common, but by no means exclusive, examples of “material” information include information concerning:
•An important notification from a regulatory authority;
•Projections of future earnings or losses;
•News of a pending or proposed merger, acquisition or tender offer;
•News of a pending or proposed acquisition or disposition of significant assets;
•Actions of regulatory agencies;
•News of a pending or proposed acquisition of a subsidiary;
•Impending bankruptcy or financial liquidity problems;
•Gain or loss of a significant customer or supplier;
•Significant energy generation or supply problems;
•Significant pricing changes;
•Stock splits, stock repurchase programs or changes in dividend policy;
•New equity or debt offers;
•Significant litigation, either actual or threatened; and
•A significant cybersecurity threat, attack or incident.

Either positive or negative information may be material. Because materiality determinations are often challenged with the benefit of hindsight, if a director or employee has any doubt whether certain information is “material,” such doubt should be resolved in favor of not trading until such information has become public or no longer is material.

Nonpublic Information. Information is “nonpublic” until it has been made available to investors generally. In this respect, one must be able to point to some fact or event to show that the information is generally public, such as inclusion in reports filed with the SEC or press releases issued by a company, or reference to such information in publications of general circulation. In general, information may be presumed to have been made available to investors after two business days from the formal release of such information.

3.3Prohibited Transactions
3.3.1Trading of Company Securities

In the handling of information obtained as a result of their employment with or service to the Company, directors and employees must not:
•Disclose material nonpublic, or other confidential information to anyone, inside or outside of the Company, including Related Persons and third parties, except on a strict need-to-know basis and under circumstances that make it reasonable to believe that the information will not be misused or improperly disclosed by the recipient.
•Recommend or suggest that any person or entity engage in transactions in securities, whether of the Company or any other companies, while in possession of material nonpublic information about those securities.
•Engage in any transactions in securities, whether of the Company or any other company, and whether directly or indirectly through Related Persons, while in possession of material nonpublic information regarding those securities.
•Engage in any transactions in securities of another publicly traded company the price of which may be affected by material nonpublic information in the director’s or employee’s possession.
•Trade in options, warrants, puts, calls, swaps, collars, or similar instruments on Company securities.
•Information that is not material to the Company may nevertheless be material to one of those other firms with whom the Company is conducting business. Under no circumstances should you disclose information to third parties for a consulting or advisory fee.

These prohibitions apply regardless of how the prohibited communication occurs, whether orally, in writing, or through social media channels (e.g., Facebook, Twitter or LinkedIn).

If securities transactions are ever scrutinized, they will likely be viewed retrospectively. Accordingly, before engaging in any transaction, you should carefully consider how the transaction may be construed with the benefit of 20/20 hindsight.

3.3.2Speculative Transactions
Because the Company believes it is generally improper and inappropriate for Company personnel to engage in speculative transactions involving Company securities, it is the Company’s policy that its personnel should not engage in any of the following activities with respect to Company securities:

•Trading in Company securities on a short-term basis
oAny shares of Company common stock purchased in the open market must be held for a minimum of six (6) months, and preferably longer
•Hedging
oNo director or employee may enter into any transaction designed to hedge or offset decreases in the market value of the Company’s securities or any speculative transaction involving the Company’s securities, such as short sales, puts, calls, forward sales or purchase contracts, swaps, or other derivative transactions
•Margin Accounts; Pledging
oUnder a margin arrangement, a broker may sell Company securities in a margin account at any time without the director’s or employee’s consent if the value falls below the margin requirements. If the sale is made when the director or employee is aware of material nonpublic information, the director or employee may become subject to insider trading liability, even though he or she did not request the sale
oSimilar risks arise when a director or employee pledges Company securities as collateral to secure a bank loan or other obligation
oDirectors and employees may not enter into any transaction by which Company securities may be held in a margin brokerage account or pledged as collateral to secure an obligation

3.3.3Tipping Information to Others
Directors and employees may not a) pass on material nonpublic information to anyone, including Related Persons, or b) engage in any other action to take advantage of material nonpublic information for the benefit of any such person.

Directors and employees may face insider trading liability under applicable securities laws for communicating or tipping material nonpublic information to anyone, including Related Persons, friends, or any other third party (also called a “tippee”). Tippees can obtain material nonpublic information by receiving overt tips from others or through conversations at social, business, or other gatherings.

Persons who are not insiders, which include tippees who trade on material nonpublic information tipped to them, may also face liability for insider trading. Tippees inherit an insider’s duties and are liable for trading on material nonpublic information tipped to them by an insider. Similar to insiders, tippers may be liable for the insider trading of others who receive information from tippees.

3.3.4Termination of Service
If a director or employee’s service to the Company terminates during a blackout period applicable to them (as described below) or otherwise while they are aware of material nonpublic information regarding the Company, such person will continue to be subject to this Policy, and specifically to the ongoing prohibition against trading, until such blackout period ends or otherwise until the information has become public or is no longer material.

3.3.5Transactions Under Company Plans
These restrictions do not apply in the case of purchases of Company securities from the Company or sales of Company securities to the Company, including the following transactions, except as specifically noted:

•The purchase of common stock upon the exercise of stock options granted by the Company where no broker is involved and no stock is sold in the market to fund the option exercise; however, the restrictions do apply to (1) the sale of Company stock as part of a broker-assisted cashless exercise of stock; (2) any other market sale for the purpose of generating the cash needed to pay the exercise price of a stock option; and (3) the subsequent sale of any Company stock obtained as a result of the exercise of a stock option.
•The purchase of common stock pursuant to the Company’s stock purchase plan; however, the restrictions do apply to the election to participate or change the level of participation in such plan; (2) voluntary purchases from additional contributions to such plan; and (3) the sale of any common stock purchased through any such plan.
•The exercise of a tax withholding right pursuant to which a recipient of an option, stock grant, or other award under one of the Company’s option plans elects to have the Company withhold shares of the Company’s common stock to satisfy tax withholding requirements.

3.4Additional Restrictions
This section applies to Restricted Persons who, because of the nature of their employment or position, are most likely to have access to material nonpublic information regarding the Company.

“Restricted Persons” include (a) all directors and certain executive officers, plus the SVP, Chief Accounting Officer, of the Company and any other person who performs a significant policy-making function for the Company, as determined by the Board, all of whom are required to file Section 16 reports with respect to their transactions in Company securities (“Section 16 Officers”) and (b) all employees designated by the Insider Trading Compliance Officer from time to time as having regular access to material nonpublic information. A list of Restricted Persons will be maintained by the Insider Trading Compliance Officer.

3.4.1Quarterly Blackout Periods
All Restricted Persons are prohibited from trading in Company securities during the following blackout periods:
•The period from fifteen (15) calendar days prior to the close of each fiscal quarter until two (2) full trading days after the release of the Company’s financial results for the quarterly reporting period.

The following types of transactions are exempted from this prohibition:
•The purchase of common stock upon the exercise of stock options granted by the Company where no broker is involved and no stock is sold in the market to fund the option exercise; however, the restrictions do apply to (1) the sale of Company stock as part of a broker-assisted cashless exercise of stock; (2) any other market sale for the purpose of generating the cash needed to pay the exercise price of a stock option; and (3) the subsequent sale of any Company stock obtained as a result of the exercise of a stock option.

•The purchase of common stock pursuant to the Company’s stock purchase plan; however, the restrictions do apply to the election to participate or change the level of participation in such plan; (2) voluntary purchases from additional contributions to such plan; and (3) the sale of any common stock purchased through any such plan.
•The exercise of a tax withholding right pursuant to which a recipient of an option, stock grant, or other award under one of the Company’s option plans elects to have the Company withhold shares of the Company’s common stock to satisfy tax withholding requirements.

3.4.2Event-Specific Blackout Periods
The Company may from time to time require selected directors and employees with access to material nonpublic information to refrain from trading during other specified periods when significant developments or announcements are anticipated (such as negotiation of a merger or acquisition).

The Insider Trading Compliance Officer will notify these select directors and employees when additional event-specific blackout periods are in effect.

3.4.3Trading Pre-Clearance
Before a Restricted Person or any of their Related Persons trades in Company securities that includes, but is not limited to, any sales in connection with a cashless exercise of options on Company securities, gifts, contributions to a trust or any other transfers, the relevant Restricted Person must provide notice to the Insider Trading Compliance Officer, CFO and Stock Reporting in writing to confirm that a trading window is in effect and to obtain pre-clearance of the proposed trade. The written notice must be in the form provided by the Insider Trading Compliance Officer from time to time and include without limitation the requestor’s name, number of shares, proposed trade date range, and whether pre-clearance is requested for a purchase or a sale. Each written notice must be submitted at least two (2) full business days in advance of the proposed trade. The Insider Trading Compliance Officer and CFO will notify the requestor in writing if the proposed trade is cleared. The pre-clearance of a transaction will be valid for the shorter of the dates included in the approved pre-clearance notice or the close of the trading window. The Insider Trading Compliance Officer and CFO may delegate the SVP, Deputy General Counsel and Corporate Secretary and/or the SVP, Chief Accounting Officer to clear proposed trades pursuant to this section in their stead.

Each proposed trade will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations. Although the Insider Trading Compliance Officer, CFO or their delegate(s) may offer advice regarding the legal and regulatory aspects of a transaction, the Company’s failure to raise an objection to a transaction will not constitute a recommendation that any person engage in such transaction, and the Company or the Insider Trading Compliance Officer, CFO or their delegate(s) will not be liable in any manner regarding such advice.

Members of senior management are required to take steps to prevent persons under their supervision and/or control from using information for trading purposes. If a member of the Company’s senior management becomes aware of an employee who has access to material nonpublic information, he or she will recommend to the Insider Trading Compliance Officer and CFO that such employee be designated as a Restricted Person. Restricted Persons will be notified of their status by the Insider Trading Compliance Officer, CFO or their delegate(s). Once such employee no longer has access to material nonpublic information, the Insider Trading Compliance Officer, CFO or their delegate(s) will notify such employee that their Restricted Person status has been removed.

3.4.4Short-Swing Profits
Section 16 of the Exchange Act requires Section 16 Officers to return any profits made from the purchase and sale of Company securities if both transactions occur within a six (6) month period, regardless of whether there is a violation of law or this Policy. The rule was implemented to prevent insiders, who have greater access to material company information, from taking advantage of information for the purpose of making short-term profits.

Section 16 compliance is the responsibility of each Section 16 Reporting Person. However, the pre-clearance procedure may assist Section 16 Reporting Persons in preventing violations of the short-swing profits rule under Section 16(b).

Section 16 Reporting Persons will face liability under Section 16(a) for any short-swing profits resulting from a) a non-exempt purchase and sale or b) sale and purchase of Company securities, occurring within a period of less than six (6) months. Such persons may be required to disgorge such profits to the Company.

For Section 16 purposes, neither the grant to, nor the exercise of, a stock option to a Section 16 Reporting Person is considered to be a purchase if the grant was approved by the Board or by a properly constituted compensation committee. However, the sale of the common stock will be matched with any purchase occurring within a period of less than six (6) months prior to or following the sale.

3.4.5SEC Rule 10b5-1
3.4.5.1Trading Plans
Rule 10b5-1 of the Exchange Act was established by the SEC to allow insiders of publicly traded companies to set up a trading plan for buying and selling stock of the company in which they are insiders. Rule 10b5-1 allows insiders to buy or sell a predetermined number of shares at a predetermined time to avoid potential insider trading accusations.

Restricted Persons may consider entering into a Rule 10b5-1 Plan for trading in the Company’s stock (a “Trading Plan”). A Trading Plan provides an affirmative defense against insider trading liability if the Trading Plan was adopted in good faith and when the Restricted Person was not in possession of material nonpublic information and otherwise complies with the requirements of Rule 10b5-1, including that the Restricted Person has acted in good faith with respect to the Trading Plan from the time of adoption through the duration of the Trading Plan.

3.4.5.2Guidelines
Restricted Persons must submit a proposed Trading Plan to the Insider Trading Compliance Officer, CFO and Stock Reporting for pre-clearance. This pre-clearance requirement applies to a proposed new Trading Plan and proposed modifications to an existing Trading Plan.

If the Trading Plan meets the requirements of Rule 10b5-1 and this Policy, it may be considered for pre-clearance by the Insider Trading Compliance Officer and CFO. Each Trading Plan should be submitted at least five (5) full business days in advance of the proposed entry into, or modification of, the Trading Plan.

Once a Trading Plan is pre-cleared, Company securities may be purchased or sold pursuant to such Trading Plan and trades made pursuant to the Trading Plan will not require additional pre-clearance; however, Section 16 Reporting Persons or Additional Restricted Employees are required to advise the Insider Trading Compliance Officer, CFO and Stock Reporting upon the execution of a transaction so that appropriate SEC filings can be made timely.

Additionally, Restricted Persons are required to advise the Insider Trading Compliance Officer, CFO and Stock Reporting of the termination of a Trading Plan.

3.4.5.3Pre-Clearance Requirements
Prior to entering into a Trading Plan, a Restricted Person must contact the Insider Trading Compliance Officer and CFO for review of the proposed Trading Plan. A Trading Plan will not be approved if it does not meet the requirements of Rule 10b5-1, which include a) specifying the dates, prices, and amounts of the contemplated trades, or b) establishing a written formula or algorithm, or computer program, for determining dates, prices, and amounts. For directors and Section 16 Officers, the Trading Plan must provide that purchases or sales under the Trading Plan will not commence until the later of a) ninety (90) days following the date of the adoption of the Trading Plan, or b) two (2) business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Trading Plan was adopted; provided that, this cooling-off period is subject to a maximum of one hundred twenty (120) days after adoption of the Trading Plan. For all other Restricted Persons, the Trading Plan must provide that purchases or sales under the Trading Plan will not commence until thirty (30) days following the date of the adoption of the Trading Plan. The cooling-off periods described in the previous sentences also apply to any modification of a Trading Plan, unless the modification does not change the prices, amounts of the contemplated trades or the timing of the contemplated trades, including due to changes in the formula, algorithm or computer program used to determine such prices, amounts, and dates.

The Trading Plan must also provide details regarding the broker administering the Trading Plan.

A Restricted Person can only enter into or modify a Trading Plan during a trading window. At the time of entering into or modifying a Trading Plan, a Restricted Person will be required to certify to the Company, and the Company will need to reasonably believe, that such Restricted Person is entering into the Trading Plan in good faith and not as part of a plan or scheme to evade the requirements of Rule 10b5-1 and is not aware of any material nonpublic information.

The Company will publicly disclose the adoption, modification or termination of a Trading Plan during a fiscal quarter, as well as the material terms of the Trading Plan (including your name and title, date of adoption, modification or termination of the Trading Plan, duration of the Trading Plan, the aggregate number of securities to be sold or purchased under the Trading Plan, and a description of any modification of the Trading Plan) on an individualized basis in accordance with applicable securities laws. The Company is also required to disclose certain written trading arrangements that are not designed to satisfy Rule 10b5-1.

3.5Violation Consequences
The consequences of insider trading violations can be severe from both a legal and an employment perspective.

3.5.1Legal Consequences – Individual
Legal consequences for any Company employee who trades inside information or provides tip information to others, regardless of position, include:
•Civil money penalties
•Criminal fines
•Incarceration

3.5.2Consequences – Officers, Directors, and Employees
If the Company determines that an employee or director has violated this Policy, Company-imposed sanctions, including dismissal or removal for cause, could result.
The Company believes it is important that its officers, directors, and its employees understand that any of the above consequences -- even an SEC investigation that does not result in prosecution -- can tarnish reputations and irreparably damage personal careers.

4.Policy Governance
The CLAO is responsible for this Policy. The Board of Directors must review and approve material changes to this Policy.

4.1Exceptions to Policy
Exceptions to this Policy require Insider Trading Compliance Officer approval and executive management approval.
5.Communication
The CLAO is responsible for communicating requirements in this Policy and any changes to impacted Personnel following approval.
6.Definitions
All capitalized terms used and not defined in this Policy are defined in the Policy on Policies. The following terms are defined for the purpose of this Policy:

Term	Definition
CFO	EVP, Chief Financial Officer
CLAO	EVP, Chief Legal and Administrative Officer
Company	Pathward Financial, Inc.
Exchange Act	Securities Exchange Act of 1934, as amended
Material	As defined in Section 3.2 hereof
Nonpublic	As defined in Section 3.2 hereof
Pathward	As defined in Section 1 hereof
Policy	As used herein, refers to this Insider Trading Policy
Related Person	As defined in Section 2 hereof
Restricted Person	As defined in Section 3.4 hereof
SEC	As defined in Section 1 hereof
Section 16 Officer	As defined in Section 3.4 hereof
Tippee	As defined in Section 3.3.4 hereof
Trading Plan	As defined in Section 3.4.5 hereof

[Approved 02/28/2024 - External]